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                               December 21, 2022

       Dustin Tacker
       Chief Financial Officer
       Minim, Inc.
       848 Elm Street
       Manchester, NH 03101

                                                        Re: Minim, Inc.
                                                            Form 10-K/A for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            Form 8-K furnished
November 10, 2022
                                                            File No. 001-37649

       Dear Dustin Tacker:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the Year Ended December 31, 2021

       Item 9A Controls and Procedures
       Managements Report on Internal Control over Financial Reporting, page 35

   1. Please revise to explicitly state whether your internal controls over financial reporting are effective or not
effective in accordance with Item 308(a)(3) of Regulation S-K.
       Form 10-Q for the Quarter Ended September 30, 2022

       Item 4. Controls and Procedures, page 22

   2. We note that you have concluded that your disclosure controls and procedures were effective at September
30, 2022. Given that your disclosure controls and procedures, and your internal controls
over financial reporting were not effective at December 31, 2021, and the remediation of
the material weakness in internal controls over financial reporting
 Dustin Tacker
FirstName
Minim, Inc.LastNameDustin Tacker
Comapany21,
December   NameMinim,
              2022      Inc.
December
Page 2    21, 2022 Page 2
FirstName LastName
         is not yet complete, please tell us how you determined your disclosure controls and procedures to be effective in both the March 31, 2022 and September 30, 2022 quarters. In this regard, we also note that you concluded that disclosure controls and procedures were not effective in the June 30, 2022 quarter. Please advise or revise accordingly.
Form 8-K furnished November 10, 2022

Exhibit 99.1, page 7

3.       Please provide further detail on the nature of the adjustment    GAAP
sales net to revenue
         bookings    and tell us why you believe it is an appropriate
adjustment to Adjusted
         EBITDA under the guidance in Reg G and Item 10(e) of Regulation S-K.
4. We note that the reconciliation on pages 7 and 8 refers to EBITDA as GAAP Based with Adjusted EBITDA referred to as "Non-GAAP Based." As EBITDA is a non-GAAP measure, please revise to retitle this measure to avoid referring to it as a GAAP based measure. Your narrative on page 2 should be revised to include all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for both EBITDA and Adjusted EBITDA.
5. In a related matter, please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. Either remove the other income from your calculation of EBITDA or revise to include the adjustment in your
         Adjusted EBITDA calculation instead. Refer to Question 103.01 of the SEC's
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.
6. We note that in the Q3 2022 Financial Updates section at the top of your earnings release, you disclose gross margin before inventory reserves and net loss before inventory costing errors. As inventory provisions and write-offs are cost of sales items, and are typically recurring costs that are based on a variety of factors, tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretation and why you believe excluding these expenses from Non-GAAP performance measures is appropriate. Additionally, please note that when you present a measure such as these, they should be titled as Non-GAAP measures and reconciled to the most comparable GAAP measure.
 Dustin Tacker
Minim, Inc.
December 21, 2022
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameDustin Tacker                           Sincerely,
Comapany NameMinim, Inc.
                                                          Division of
Corporation Finance
December 21, 2022 Page 3                                  Office of
Manufacturing
FirstName LastName